# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Viridian Therapeutics, Inc.\DE, CIK 0001590750
CUSIP: 92790C104
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 221 Crescent Street, Suite 103A, Waltham, Massachusetts (MA), 02453
Date of event which requires filing of this statement: 05/11/2026
Amends the filing with accession number 0001193125-21-001414
Filed by CIK 0001802528
Persons authorized to receive notices and communications: Ms. Erin O'Connor, Fairmount Funds Management LLC, 200 Barr Harbor Drive, Suite 400, West Conshohocken, Pennsylvania (PA), 19428, (267) 262-5300

## Reporting persons
- Fairmount Funds Management LLC (CIK 0001802528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 17,201,800; sole dispositive power 0; shared dispositive power 17,201,800; aggregate amount beneficially owned 17,201,800 (14.04% of the class)
  Comment: The securities include (i) 5,090,928 shares of common stock, $0.01 par value per share (the "Common Stock") and (ii) an aggregate of 12,110,872 shares of Common Stock issuable upon conversion of 133,191 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock") and 48,463 shares of Series B Non-Voting Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"), the conversion of each of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock.
  
  Row 13 is based on 122,538,554 shares of Common Stock outstanding as of May 11, 2026, consisting of (i) 110,427,682 shares of Common Stock outstanding as of May 11, 2026, as reported in the Company's final prospectus supplement filed pursuant to Rule 424(b)(5) dated May 6, 2026 and (ii) an aggregate of 12,110,872 shares of Common Stock issuable upon conversion of 133,191 shares of Series A Preferred Stock and 48,463 shares of Series B Preferred Stock held by the Reporting Persons.
- Fairmount Healthcare Fund II GP LLC (CIK 0001830382): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 17,201,800; sole dispositive power 0; shared dispositive power 17,201,800; aggregate amount beneficially owned 17,201,800 (14.04% of the class)
  Comment: The securities include (i) 5,090,928 shares of Common Stock and (ii) an aggregate of 12,110,872 shares of Common Stock issuable upon conversion of 133,191 shares of Series A Preferred Stock and 48,463 shares of Series B Preferred Stock, the conversion of each of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock.
  
  Row 13 is based on 122,538,554 shares of Common Stock outstanding as of May 11, 2026, consisting of (i) 110,427,682 shares of Common Stock outstanding as of May 11, 2026, as reported in the Company's final prospectus supplement filed pursuant to Rule 424(b)(5) dated May 6, 2026 and (ii) an aggregate of 12,110,872 shares of Common Stock issuable upon conversion of 133,191 shares of Series A Preferred Stock and 48,463 shares of Series B Preferred Stock held by the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Viridian Therapeutics, Inc.\DE
Address of issuer's principal executive offices: 221 Crescent Street, Suite 103A, Waltham, Massachusetts (MA), 02453
Comment: This Amendment No. 8 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on January 5, 2021, Amendment No. 1 filed on September 23, 2021, Amendment No. 2 filed on August 19, 2022, Amendment No. 3 filed on November 3, 2023, Amendment No. 4 filed on January 24, 2024, Amendment No. 5 filed on April 1, 2024, Amendment No. 6 filed on September 17, 2024, and Amendment No. 7 filed on October 27, 2025 (as amended, the "Statement" or the "Schedule 13D") by the Reporting Persons with respect to the common stock, $0.01 par value ("Common Stock"), of Viridian Therapeutics, Inc. (the "Company"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 8 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

In aggregate, the Reporting Persons have voting and dispositive power over 17,201,800 shares of Common Stock, which is comprised of (a) 5,090,928 shares of Common Stock, and (b) an aggregate of 12,110,872.18 (rounded to 12,110,872 shares for purposes of reporting in this Schedule 13D) shares of Common Stock issuable upon conversion of 133,191 shares of Series A Preferred Stock and 48,463 shares of Series B Preferred Stock, the conversion of each of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock.

On May 11, 2026, Fund II purchased a total of 1,176,470 shares of Common Stock for an aggregate price of $19,999,990.00 in an underwritten public offering (the "Offering"). The shares were purchased with working capital. Fairmount and Fairmount GP II do not own any shares of Common Stock, Series A Preferred Stock or Series B Preferred Stock directly. Fairmount and Fairmount GP II are deemed to beneficially own the shares Common Stock, Series A Preferred Stock and Series B Preferred Stock held by Fund II. Fairmount and Fairmount GP II disclaim beneficial ownership of such shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock except to the extent of their pecuniary interest therein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

Fund II purchased the shares of Common Stock referenced in Item 3 for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information in rows 11 and 13 of each of the cover pages (including the explanatory note in the "Comments") of this Amendment No. 8 is incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in rows 7 through 10 of each of the cover pages of this Amendment No. 8 is incorporated by reference herein.
Transactions in the class effected during the past sixty days: On May 11, 2026, Fund II purchased in the Offering a total of 1,176,470 shares of Common Stock of the Company at a purchase price of $17 per share for an aggregate purchase price of $19,999,990.00.
Other persons with the right to receive dividends or sale proceeds: Fairmount is the investment manager to Fund II and has voting and dispositive power over shares of Common Stock held on behalf of Fund II. Fairmount GP II serves as the general partner to Fund II and is deemed to share voting and dispositive power over shares of Common Stock held on behalf of Fund II in its capacity as general partner.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Lock-Up Agreement

In connection with the Offering that closed on May 11, 2026, the Fund II entered into a customary lock-up letter agreement (the "Lock-Up Agreement") with Jefferies LLC, Leerink Partners LLC, and Goldman Sachs & Co. LLC as the representatives of the underwriters (the "Representatives") to an underwriting agreement with the Company. Pursuant to the Lock-Up Agreement, Fund II agreed to refrain from selling shares of the Company's securities without the consent of the Representatives, and other customary lock-up conditions, for a period of 60 days from the date of the Company's final prospectus supplement related to the offering.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Lock-Up Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of the Reporting Persons' Schedule 13D filed with the SEC on October 27, 2025).

99.2 Lock-Up Agreement (incorporated by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 of the Company's Form 8-K filed with the SEC on May 11, 2026).

## Signatures
- Fairmount Funds Management LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (05/13/2026)
- Fairmount Funds Management LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (05/13/2026)
- Fairmount Healthcare Fund II GP LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (05/13/2026)
- Fairmount Healthcare Fund II GP LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (05/13/2026)